UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of August, 2011

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___
Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X
Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X
If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on August 18, 2011: Jacada Signs a Material Service and Solution Support Agreement with Kabel Deutschland, Germany’s Largest Cable Operator

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	August 18, 2011

Jacada Signs a Material Service and Solution Support Agreement with Kabel Deutschland, Germany’s Largest Cable Operator

ATLANTA--(BUSINESS WIRE)--August 18, 2011--Jacada Ltd. (NASDAQ: JCDA), a leading provider of customer service experience and interaction optimization solutions, today announced that is has expanded its relationship with Kabel Deutschland. Revenues from this material agreement will be recognized over current and future quarters.

Kabel Deutschland, the leading cable network operator and Triple Play provider in Germany, serves up to nine million households in 13 German federal states. The company offers digital program packages, pay-per-view services, broadband Internet access and telephony via TV cable, making Kabel Deutschland Germany's biggest provider of Triple Play services.

Under the new agreement, Jacada will continue to provide ongoing professional and solution support services to Kabel Deutschland in support of the company’s unified agent desktop project of which Jacada’s solution was successfully implemented in 2010.

“We have been working successfully with Kabel Deutschland since 2009. We are very pleased with the success it has experienced with Jacada and we are thrilled to expand our engagement,” said Tom Clear, Jacada’s co-CEO.

“Our call center is the core of our customer interactions, so improving the processes and the ease in which agents can help customers, directly determines our business success,” said Peter Halser, Head of Development at Kabel Deutschland. “Jacada has shown their expertise in streamlining customer service environments and we are experiencing steady improvements in our handle times and training times, as well as a dramatic improvement in customer experience.”

About Kabel Deutschland

Kabel Deutschland, Germany’s largest cable operator, offers its customers analog and digital TV, broadband Internet and fixed line phone services via cable as well as mobile services in cooperation with an industry partner. The company operates the cable networks in 13 German federal states and supplies its services to approximately 8.9 million connected households in Germany. Kabel Deutschland offers an open digital TV platform for all program providers.

About Jacada

Jacada provides solutions that optimize and improve the effectiveness of customer service interactions. Jacada agent desktop and process optimization solutions help companies reduce the cost of their operations, drive customer satisfaction and provide a complete return on investment in as little as 12 months after deployment.

Founded in 1990, Jacada operates globally with offices in Atlanta, USA; Herzliya, Israel; London, England; Munich, Germany; and Stockholm, Sweden. More information is available at www.jacada.com, www.jacada.com/blog, www.jacada.com/facebook and www.jacada.com/twitter.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONTACT:
Jacada
Caroline Cronin, 770-776-2204
Chief Financial Officer
ccronin@jacada.com

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